ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-139359

Frequently Asked Questions

Investing in Structured Notes entails a number of risks, including fluctuations in market value due to interrelated factors such as changes in interest rates and in the value and volatility of an underlying asset, issuer credit and default risk, limited liquidity, and the implications of how particular Structured Notes are treated for tax purposes. Additionally, certain Structured Notes may have limitations on appreciation potential, while others may be subject to issuer call provisions and are therefore subject to reinvestment risk. Before investing in any Structured Notes, you should also carefully read the prospectus for that Structured Note for more complete information on the risks and costs of investing in that Structured Note, as well as the potential conflicts of interest that could arise as a result of the fact that RBC and its affiliates may play various roles in connection with the Structured Note.

What are Structured Notes?
What is RBC’s credit rating? Are RBC’s Structured Notes Rated?
Are RBC’s Notes insured?
How often do you offer new Notes?
What are the fees? Is there a management fee? Is there a back-end fee?
Will I receive dividends on the stocks or indices?
Does every Structured Note pay a coupon?
What types of investors buy Structured Notes?
How do I buy RBC Structured Notes?
What is the minimum investment?
Can these Notes be held in any RBC account?
Are these Notes listed? Do they have ticker symbols?
Are Structured Notes exchange traded or listed?
Can they be held offshore?
Secondary Market:
•   Can I sell Notes that I have purchased prior to their maturity?
•   How do I sell my Notes?
•   How do I determine the value of a Note that I have purchased from time to time?
•   What are the factors that affect the value of my Notes?
•   Why is the market value of my Notes down, when the value of the underlying asset is up?

What is phantom income?
How is the indexed-linked coupon of a Principal Protected Note taxed at maturity?
How does RBC inform its customers about new investment products and Notes offerings?
Who can I contact if I have more questions?
What is “principal protection”?
What does it mean when a Note has “leverage”?
What is a “Participation Rate”?

Frequently Asked Questions	RBC Capital Markets

Why would I choose to invest in an asset by purchasing a Structured Note? Why not just buy the asset itself?
What types of assets do you link to your Notes?
Can you customize a Note for me?
Can I “withdraw” or “redeem” my principal from a Note at any time? Is there a penalty?
What are the main categories of Structured Notes?
What are some of the risks associated with owning Structured Notes?
Can an investor lose more than their full investment on Structured Notes?
How will Structured Notes appear on client statements?
How are Structured Notes settled or cleared?

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and such offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-609-6009.

What are Structured Notes?

Royal Bank of Canada (“RBC”) regularly issues a wide variety of Structured Notes. A Structured Note is an investment with customized payouts and cash flows whose performance is based on a reference asset, market measure or investment strategy. These reference assets and market measures may represent a number of investment variables, and Structured Notes allow investors to express a view on these variables or protect their other assets against movements in these variables in order to manage risk or optimize an investment view. Many of these Notes combine bond-like features (e.g., capital protection) and asset-like features (payments linked to reference assets like stocks, commodities or currencies). Other Notes have no bond-like features at all and offer payouts entirely linked to the reference asset. Some Notes are highly leveraged and aggressive, and could result in a substantial gain or a substantial loss. Still others are very conservative and, subject to our credit risk, will protect your principal investment if held to maturity.

Every RBC Structured Note is different. It is important to carefully read the prospectus, term sheets and any other offering documents so that you can be sure to understand the terms, payments, costs and associated risks.

What is RBC’s credit rating? Are RBC’s Structured Notes rated?

RBC is rated AA- by Standard & Poor’s and Aaa by Moody’s Investors Service (as of July 28, 2009). RBC’s Structured Notes rank pari passu with the senior unsecured debt of the Royal Bank of Canada (RBC). RBC’s Structured Notes are not separately rated.

Ratings are statements of opinion, not statements of fact or recommendations to buy, hold, or sell any securities. Any rating and the information contained in any research report published by any rating agency is of a general nature and has been prepared without taking into account your particular financial needs, circumstances, and objectives. Therefore, you should assess the appropriateness of such information to you before making an investment decision based on a rating.

Frequently Asked Questions	RBC Capital Markets

Are RBC’s Notes insured?

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

How often do you offer new Notes?

We offer Structured Notes to our investors on a monthly basis. We usually launch new Notes at the beginning of each calendar month and we close them at the end of that month. Notes that are linked to interest rates (Interest-Rate Linked Notes) are sometimes offered more frequently (usually twice a month), but the offering will usually be held open for only five to ten business days.

From time to time, without regard to our monthly offering calendar, we will also offer Notes based on requests from our financial consultants on behalf of an investor or a group of investors to build a specific Structured Note. In some cases, those Notes may be broadly offered to suitable investors.

What are the fees? Is there a management fee? Is there a back-end fee?

In a commission-based account (and in some fee-based accounts), when you purchase Notes from RBC, your broker will earn a commission. The commission will vary based on a number of factors, including the nature of the underlying asset class and the term of the Notes.

In most fee-based accounts, your broker will not earn a commission. He or she will only earn the agreed-upon annualized asset fee.

In addition to your broker’s commission or fee, the price at which you purchase Notes includes the costs that we expect to incur in the hedging of our market risk with respect to the Notes. (e.g., if we issue an S&P 500-linked Note, we will hedge our market risk by making investments relating to the S&P 500; if we issue a commodity-linked Note, we will hedge our market risk by making investments relating to the relevant commodities.) Those hedging costs include the expected cost of undertaking this hedge. They also include the profit that we expect to realize in consideration for assuming the risks inherent in providing such hedge.

Will I receive dividends on the underlying stocks or indices?

No. You will not be entitled to receive any dividends or distributions on the stocks or other assets to which the Notes may be linked. In the case of our Direct Investment Notes, dividends and distributions may be taken into account when calculating the amount paid at maturity, but the fact remains that you have no contractual right to the dividends or distributions because you do not directly own the underlying stocks. Your investment is in the Notes linked to such underlying stocks.

Does every Structured Note pay a coupon?

Almost all of our Notes pay a coupon. The key question to ask is: When or how frequently will the coupon pay? Some Notes will pay a regular, fixed or floating coupon (e.g., Reverse Convertible Notes, Non-Inversion Notes). Most Notes, however, will pay a single, conditional coupon one time at maturity, and will not make any interim (i.e., monthly or quarterly) payments. In adverse market conditions, Notes with a conditional coupon may not, at maturity, pay any coupon at all. For example, a Principal Protected Note with a coupon linked to the positive performance of the S&P 500 may not pay a coupon at maturity (it will be redeemed for the principal amount) if the S&P 500 does not have a positive performance during the term of the Note.

Frequently Asked Questions	RBC Capital Markets

What types of investors buy Structured Notes?

Because of the wide variety of Structured Notes that we offer, there is no simple answer to this question. Structured Notes offer exposure to, for example, equities, commodities, currencies or to changes in rates or in the yield curve. Structured Notes may offer partial or full principal protection, leveraged exposure or above-market interest income. Notes are designed for customers with low- to high-risk tolerance, depending on the structure, the asset and the term.

For instance, a conservative investor who desires to invest a small portion of her IRA in the stock market, but who has little tolerance for loss, may choose to invest in a Principal Protected Note linked to the S&P 500. Another, more aggressive investor, with substantial risk tolerance, who is interested in investing in Crude Oil, may choose to invest in an oil-linked Note that offers 200% leverage, but that puts his entire investment at risk, for example, if the value of crude oil declines.

However, Structured Notes may not be suitable for all investors. You should consult your financial advisor and tax advisor before investing in Structured Notes. In considering an investment in a particular structured product, you should consider your individual financial condition and risk tolerance, as well as the impact of that investment on your overall investment portfolio.

(See our answer to the question below captioned “Why would I choose to invest in an asset by purchasing a Structured Note? Why not just buy the asset itself?”)

How do I buy RBC Structured Notes?

Call your broker or financial advisor. If you can provide him or her with the Note’s unique numerical identifier, called a “CUSIP,” then your broker will be able to find the Structured Note and purchase it for you. Of course, before making any investment, including an investment in our Notes, you should discuss your financial goals, risk tolerance and other relevant considerations with your broker. You should also review the relevant disclosure documents to confirm that our Notes are appropriate for your purposes.

What is the minimum investment?

Structured Notes are usually offered with a minimum investment requirement of $1,000, and in $1,000 increments thereafter.

Can these Notes be held in any RBC account?

Yes. Our Notes clear via the Depository Trust Company (DTC) and/or Euroclear. Each Note has its own CUSIP and/or ISIN and should generally be freely transferable, without restriction, under United States securities regulations. They can be held in any brokerage, advisory, custodial or other account that permits investments in those types of securities. You should talk to your financial adviser about whether a particular Note is suitable for your financial situation and whether that Note is subject to other conditions such as, for example, the requirement that the account be options-approved.

Are these Notes listed? Do they have ticker symbols?

No.

Are Structured Notes exchange traded or listed?

RBC’s Structured Notes are not listed on any exchange.

Frequently Asked Questions	RBC Capital Markets

Can they be held offshore?

Yes. (See our answer to the question above captioned “Can these Notes be held in any RBC account?”) However, these Notes are marketed in the United States primarily to U.S. investors. Non-U.S. investors should consult their own financial and tax advisors as to the potential impact of RBC’s Structured Notes on their investment portfolio.

Secondary Market:

Can I sell Notes that I have purchased prior to their maturity?

Yes. RBC Capital Markets (or one of its affiliates), though not obligated to do so, currently maintains a secondary market in all of the Notes that it offers. However, Structured Notes are generally designed to be held to maturity, and the amount that you may receive upon sale of your Notes prior to maturity may be less than your initial investment. Structured Notes may not be an appropriate investment for you if you expect to need access to the funds that you invested in them prior to maturity.

How do I sell my Notes?

Call your broker, financial consultant or advisor, who can contact the Structured Products desk at RBC Capital Markets, the market-maker for the Notes.

How do I determine the value of a Note that I have purchased from time to time?

There are several ways to obtain the approximate value of your Notes from time to time. Your monthly or quarterly brokerage statement should reflect an end-of-month value for a Structured Note. You may also contact your broker, financial consultant or advisor, who can obtain a quote for your Notes. On the internet, you can visit our website (http://www.rbcUSnotes.com), where valuations can be found under the link “Updated Pricing.” Lastly, if you or your advisor has access to the Bloomberg service, our page RBCC <GO> offers values as well. Please note that the url for that webpage is provided for your information only, and the information on that page is separate from the information in this document.

Finally, you may call us at (866) 609-6009. The Structured Notes desk can assist you or your advisor in obtaining a valuation for a Note.

What are the factors that affect the value of my Notes?

The market value of your Notes will fluctuate between the purchase date and the maturity date. Many factors will influence the market value of the Notes. You should expect that, generally, the level of the reference assets underlying your Notes on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

•	the issuer's financial condition and credit ratings;
•	the volatility of the underlying assets (volatility is a measure of the frequency and magnitude of changes in the level of the underlying assets);
•	the amount and frequency of dividend or other distributions paid on any underlying equity assets;
•	changes in foreign exchange rates (for those underlying assets denominated in currencies other than the U.S. dollar);
•	changes in interest rates;
•	time remaining to the maturity of the Notes; and
•	supply and demand for the Notes.

Frequently Asked Questions	RBC Capital Markets

Why is the market value of my Notes down, when the value of the underlying asset is up?

Structured Notes are economically similar to a package of financial instruments (most often including debt, the underlying assets and options). While the formula for calculating the payment on the maturity date (the redemption amount) is disclosed, between those two dates, the value of the package of instruments that comprise your Notes, and therefore the value of the Notes themselves, will not always be so obvious. These instruments, and therefore the Notes, will not always react to changes in the underlying asset at the same time and with the same magnitude as the asset itself. In other words, Structured Notes do not always have the same sensitivity to changes in the underlying asset as the asset itself. In addition, other factors, such as the issuer's financial condition, will impact the value of Structured Notes. Reviewing these factors may help you account for any discrepancies between the value of your Notes and the value of the underlying asset.

Indeed, even if the value of the underlying asset increases during the term of the Notes, the market value of the Notes may not increase by the same amount. It is also possible for the value of the underlying assets to increase while the market value of the Notes declines. Additionally, in the case of a Note linked to a basket of assets, a positive return in any one underlying asset may be offset by a negative return in another, resulting in a decline in the value of your Notes.

Finally, the price at which you purchase your Notes likely included hedging costs and profits that we expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the value of your Notes on the issue date.

(See our answer to the question above captioned “What are the factors that affect the value of my Notes?”)

What is phantom income?

Phantom income is any income that is reportable as taxable income but that does not generate cash flow for the investor. In other words, the investor does not actually receive income, but is taxed on it nevertheless.

Many of the Notes that we offer that have some form of Principal Protection will be considered under the U.S. Internal Revenue Code to be “Contingent Payment Debt Instruments.” As such, investors who are U.S. taxpayers and who purchase them will be required to pay annual taxes on “phantom income” during the life of the Notes. For information on the tax treatment of a Structured Note that we are offering, you should carefully read the offering documents, which contain details regarding the tax treatment for U.S. investors.

Click here for a summary that we have prepared regarding the taxation of Principal Protected Notes.

Frequently Asked Questions	RBC Capital Markets

How is the indexed-linked coupon of a Principal Protected Note taxed at maturity?

Principal Protected Notes are generally treated as single debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under these rules, you will generally be required to pay taxes on ordinary income from the Notes over their term based upon a comparable yield of the Notes, even though you will not receive any payments from us until maturity. Your tax basis in your Notes will be increased by the amount you are required to include in income. This “comparable yield” is neither a prediction nor a guarantee of what the actual payment at maturity will be, or that the actual payment at maturity will even exceed the full principal amount.

(See our answer to the question above captioned “What is phantom income?”)

For a more complete discussion of the U.S. federal income tax consequences of an investment in Notes, see the sections in the written offering materials, which provide detailed explanations of the tax treatment of those Notes.

Click here to for a summary that we have prepared regarding the taxation of Principal Protected Notes.

How does RBC inform its customers about new investment products and Notes offerings?

We announce the launching and closing of new Structured Note offerings, as well as the release of new investment products and ideas, via an email and an e-Newsletter that are distributed to our network of brokers, financial consultants and advisors. By touching base with your broker or advisor from time to time, you will know – and be able to acquire written offering materials— about any new Notes offerings.

We also post information regarding new investment products and Notes offerings on our customer web page at http://www.rbcUSnotes.com. Please note that the url for that webpage is provided for your information only, and the information on that page is separate from the information in this document.

Who can I contact if I have more questions?

Your broker, financial consultant or advisor can liaise with a product specialist in the Structured Products Group and arrange for your questions to be answered. You may also contact one of our specialists directly at (866) 609-6009.

Frequently Asked Questions	RBC Capital Markets

What is “principal protection”?

A Structured Note that offers “principal protection” is an investment that, subject to the issuer's ability to satisfy its financial obligations, guarantees at maturity that an investor will receive no less than his or her original investment. In other words, if the investor holds the Note until maturity, and the issuer is capable of paying its debts at that time, he or she will, at the very least, get back the money that he or she paid up front. We use this term to differentiate this type of Structured Note from non-Principal Protected Notes, under which the holder may be entitled to receive less than the amount that he or she invested.

Please note, however, that return of principal is only guaranteed if you hold your Principal Protected Notes until maturity. Principal Protected Notes are intended to be held to maturity. Since your principal is only protected if you hold the Note until maturity, if you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold and you may incur a substantial loss.

You should always read the offering materials, and be sure you understand the terms, before you invest in a Structured Note that offers “principal protection.”

What does it mean when a Note has “leverage”?

Many Structured Notes linked to the performance of an asset will have a coupon payable at maturity that is linked one-for-one to the actual return of that asset. For instance, a “point-to-point” Note linked to the S&P 500 will have a coupon payable at maturity equal to the actual percentage change of the Index. E.g., if the index is up 10%, the customer’s coupon will be 10%.

However, a Note that offers “leverage” will have a coupon payable at maturity that is a multiple of the actual return of the underlying asset. To continue our example, if the index is up 10% at maturity, and the Note offers 200% or 2-to-1 leverage, then the coupon at maturity will be equal to 20% (200% leverage x 10% index return).

Leverage is frequently also called “gearing,” “multiplier,” “amplification,” “enhanced return” or “accelerated return.” In some limited circumstances, leverage may also apply to your downside exposure.

What is a “Participation Rate”?

“Participation” describes the relationship (or ratio) between a Note’s asset-linked coupon and the asset itself. If, for every 1% increase in the asset at maturity, the coupon will pay 2%, then the participation of that Note is said to be 200% (or 2-for-1). When participation (or the “Participation Rate”) is more than 100%, then the Note is said to have “leverage,” as described in the prior question. In contrast, if for every 1% increase in the index at maturity, the coupon will be 0.5%, then the participation is said to be 50% (or 1-for-2).

Frequently Asked Questions	RBC Capital Markets

Why would I choose to invest in an asset by purchasing a Structured Note? Why not just buy the asset itself?

There may be many compelling reasons for you to buy an asset directly. In many instances, purchasing an asset directly may offer substantial benefits when compared to purchasing a Note linked to that asset.

But there may also be many compelling reasons to purchase a Structured Note to gain exposure to an asset. Here are some of the many reasons that an investor might consider when evaluating a Structured Note, depending upon the investor's goals, and the terms of that Structured Note:

•	Asset allocation, diversification;

•	Hedge your portfolio, the market or an asset;

•	Take a bearish (short) view;

•	Above-market yield;

•	Leverage;

•	You believe that direct investment in the asset has too much risk;

•	You believe that asset doesn’t have enough upside potential;

•	The asset can’t be purchased directly;

•	“Switch-trade” opportunity: replacing an appreciated asset with a Structured Note on the same asset.

You should consult with your broker, financial consultant or advisor when evaluating your investment options.

What types of assets do you link to your Notes?

Generally speaking, we can create a Structured Note linked to any asset that trades. In the current market environment, the most common asset classes to which Structured Notes are linked are equities, interest rates, currencies and commodities.

Can you customize a Note for me?

Yes. RBC’s Structured Products Group has the ability to customize Structured Notes for our clients. The only requirement is a modest economy of scale:

•
A “Lead Order”: With a commitment of around $1 million for a particular investment idea in equity-, commodity- or currency-linked Structured Notes, RBC will launch a broad offering of your customized Note and make it widely available to investors. Minimums for fixed-income Notes may be higher.

•
A “White Label”: With a commitment of around $3 million for an idea, RBC will build a Structured Note solely and specifically for you. The Note will not be offered to any other investors. Minimums for fixed-income Notes may be higher for a “white label” as well.

Can I “withdraw” or “redeem” my principal from a Note at any time? Is there a penalty?

Generally, there is no way to withdraw or redeem your principal prior to maturity. The only mechanism for unwinding your investment in a Structured Note is to sell it in the secondary market. However, the amount that you may receive upon sale of your Notes prior to maturity may be less than your initial investment.

Frequently Asked Questions	RBC Capital Markets

What are the main categories of Structured Notes?

There are many types of Structured Notes, but most may be designated into one of the following three categories:

•	Principal Protection;

•	Yield Enhancement; and

•	Tactical (or Alpha).

What are some of the risks associated with owning Structured Notes?

As with any investment, purchasing Structured Notes entails certain risks including, without limitation, credit risk, market risk, liquidity risk and principal risk. Please see the prospectus, prospectus supplement, product supplement, pricing supplement and term sheet for each specific Note, as applicable, for information on the specific risks associated with investing in that Note.

Can an investor lose more than their full investment on Structured Notes?

No. Losses are limited to the amount invested and transaction costs. The issuer will not have the right to require you to make additional payments after your purchase.

How will Structured Notes appear on client statements?

Structured Notes will typically appear as debt securities of the issuer (Royal Bank of Canada) on client statements, typically with either a “bid” or “mid-market” level value.

How are Structured Notes settled or cleared?

The Depository Trust Company (DTC) will act as securities depositary and beneficial interests in Structured Notes will be in book-entry form in records maintained by DTC.

This material was prepared by sales, trading or other non-research personnel of RBC Capital Markets Corporation (together with Royal Bank of Canada and its affiliates, hereinafter “RBC”). This material was not produced by an RBC research analyst.  These views are the group’s and may differ from those of the RBC fixed income or equity research department or others in the firm. Investing in RBC Structured Notes is not equivalent to investing directly in the underlying instruments. Clients should carefully read the detailed explanation of risks, together with other information in the relevant offering materials, including but not limited to information concerning the tax treatment of the investment, before investing in any RBC Structured Notes.

This material has been prepared for informational purposes only. This material is based on public information as of the specified date, and may be stale thereafter. We assume no obligation to tell you when information herein may change. RBC has no obligation to provide updated information on the securities/instruments mentioned herein, except as required by applicable security laws.

An investment in RBC Structured Notes may not be suitable for all investors. These investments involve risks, which can include but are not limited to: fluctuations in the price, level or yield of underlying instruments, interest rates, currency values and credit quality, substantial loss of principal, limits on participation in appreciation of underlying instrument, limited liquidity, RBC credit risk and conflicts of interest. The appropriateness of a particular investment or strategy will depend on an investor’s individual circumstances and objectives. This material does not provide individually tailored investment advice or offer tax, regulatory, accounting or legal advice. This material was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

This material may not be sold without the prior written consent of RBC.

Investments and services are offered through RBC Capital Markets Corporation, member SIPC.

© 2009 RBC Capital Markets Corporation, member NYSE/FINRA/SIPC. All rights reserved. ® Registered trademark of Royal Bank of Canada. Used under license.

09/09